Exhibit 21.1

AMERICAN INDEPENDENCE CORP.

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction
Independence American Holdings Corp.	Delaware
Independence American Insurance Company	Delaware
HealthInsurance.org, LLC	Delaware
IHC Risk Solutions, LLC	Delaware
IHC SB Holdings, LLC	Delaware
IPA Family, LLC	Delaware
IPA Direct, LLC	Delaware
IHC Specialty Benefits, Inc.	Delaware
Global Accident Facilities, LLC	Delaware
Cook & Company Insurance Services, Inc.	Massachusetts
Accident Insurance Services, Inc.	Texas
Morgan Financial Corporation	Texas
Caprock Claims Management, LLC	Texas
Cornerstone Claims Solutions, LLC	Texas
Medical Pricing Strategies, LLC	Texas